FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ ]

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
Date: 16th September, 2004
/s/ Efstratios-Georgios (Takis) Arapoglou (Registrant) Efstratios-Georgios (Takis) Arapoglou Chairman - Governor

NATIONAL BANK OF GREECE

Press Release

September 15, 2004

Interview of Mr. T. Arapoglou, CEO of National Bank of Greece,
with “Kathimerini” newspaper on 12th September 2004

The CEO of National Bank of Greece (NBG), Mr. T. Arapoglou, in an interview with the “Kathimerini” newspaper, referred to the restructuring program of NBG and to the bank’s future plans. The CEO stressed that the restructuring program must proceed, without delay, so that NBG can maintain its leading position in a very competitive market.

He outlined three areas which require fundamental change. The first relates to the structure of the NBG Group, especially to the existence of non-financial companies in which return on capital is poor. The CEO said “our target is to withdraw our participation from such companies at the best possible price, taking into consideration market conditions”.

The second area concerns the strengthening of the cooperation between financial subsidiaries and the Bank so that synergies can be created. Today, such synergies are at an unsatisfactory level. For instance, the opportunities provided by the large deposit base have not yet been fully utilized, and we have not taken proper advantage of growth opportunities in the asset management sector. The same holds true for the insurance subsidiary.

Finally, the third area relates to the rather inflexible working relations framework that results in high staff costs. NBG Management recently introduced a voluntary retirement program, which should result in reduced staff costs and, subsequently, a partial renewal of personnel. The CEO stressed that the retirement program should not in any way be considered as part of Greece’s pension system’s reform, which is clearly not the Bank’s responsibility. Moreover, the CEO pointed out that the Bank’s obligations to the Pension Funds are restricted to the standard contribution. Another initiative of the Bank’s management for further cost and income control at the business unit level is the introduction of the new MIS system. This will allow management to assess not only the revenues but also the profits at the business unit level.

Commenting on NBG’s current position “vis-à-vis” its competitors and the loss of market share in such areas as loans to SMEs, the CEO underlined that this was the result of a clean up of the loan portfolio, initiated by the previous management, and of the improvement of the credit approval procedures. The new risk management procedures, combined with the new bonus policy linked to performance, will allow NBG to gain market share in all credit sectors.

Commenting on the Bank’s expansion abroad, the CEO stressed that the Bank must strengthen its position outside Greece. There are many growth opportunities in the neighboring countries. In Bulgaria, the Bank has a 12% share of the market. In Romania, there is still scope to strengthen its presence. Therefore, the Bank must develop rapidly not only through acquisitions, but also through organic growth. The same policy will be followed in Serbia and FYROM, while prospects are examined in Russia and Turkey.